EXHIBIT 99.1

Amarc Resources Ltd. to Present at the Metals and Mining Virtual Investor Conference October 3, 2023

Company invites individual and institutional investors, as well as advisors and analysts, to attend in person or online at VirtualInvestorConferences.com

Vancouver, BC, September 28, 2023 -- Amarc Resources Ltd (OTCQB: AXREF; TSXV: AHR) (“Amarc”), based in Vancouver, British Columbia (“BC”) and focused on advancing three copper-gold (“Cu-Au”) districts in BC, today announced that Dr. Diane Nicolson, President and CEO, will present live at the Metals and Mining Virtual Investor Conference, hosted by VirtualInvestorConferences.com, on October 3, 2023.

DATE: October 3, 2023

TIME: 11 am Eastern

LINK: https://bit.ly/44FOnTd

Available for 1x1 meetings: October 3, 4, 5

This will be a live, interactive online event where investors are invited to ask the company questions in real-time. If attendees are not able to join the event live on the day of the conference, an archived webcast will also be made available after the event.

It is recommended that online investors pre-register and run the online system check to expedite participation and receive event updates.

Learn more about the event at www.virtualinvestorconferences.com.

Amarc holds 100% interest in the expansive JOY, DUKE and IKE Cu-Au Districts in BC: each district hosts one or more known porphyry copper deposits and a pipeline of high-potential deposit targets. Major partners are earning in, funding non-share dilutive exploration at JOY and DUKE.  Amarc is project operator at both JOY and DUKE.

At the JOY Cu-Au District, programs since 2021 have been fully funded through a Mineral Property Earn-In Agreement with Freeport-McMoRan Mineral Properties Canada Inc., a wholly owned subsidiary of Freeport-McMoRan Inc. (see Amarc release May 12, 2021).

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Comprehensive drilling and surface exploration programs were undertaken in 2021 and 2022 which, among other things, expanded the PINE Cu-Au Deposit with potential for further expansion, and made a new porphyry Cu-Au discovery called Canyon (see Amarc release dated June 26, 2023).

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The extensive 2023 program includes airborne and surface exploration surveys focused on detailed refinement of multiple porphyry Cu-Au deposit targets clustered along mineralized trends over the 482 km2 JOY property. The work also includes rehabilitation of road and bridge access to the PINE Cu-Au Deposit in the center of the JOY tenure and other deposit targets to facilitate the ongoing detailed work and in preparation for an extensive intended drilling program in 2024.

At the DUKE Cu-Au District, $10 million in exploration expenditures at the DUKE District through 2023 is being fully funded under the Mineral Property Earn-in Agreement with Boliden Mineral Canada Ltd., an entity within the Boliden Group of companies (see Amarc release November 22, 2022).

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More than 11,000 meters of drilling was completed in late 2022-early 2023, expanding the DUKE deposit (see Amarc release June 15, 2023). Since that time, extensive airborne geophysics and ground geological, geophysical and geochemical surveys have been underway to assess 16 prioritized porphyry Cu-Au targets across the 678 km2 DUKE District to refine targets for early 2024 drill testing.

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About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned JOY, DUKE and IKE porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Dr. Roy Greig, P.Geo, a Qualified Person (“QP”) as defined by National Instrument 43-101, has read and approved all technical and scientific information related to the Duke Project contained in this news release. Dr. Greig is Amarc’s Vice President, Exploration.

About Virtual Investor Conferences®

Virtual Investor Conferences (VIC) is the leading proprietary investor conference series that provides an interactive forum for publicly traded companies to seamlessly present directly to investors.

Providing a real-time investor engagement solution, VIC is specifically designed to offer companies more efficient investor access. Replicating the components of an on-site investor conference, VIC offers companies enhanced capabilities to connect with investors, schedule targeted one-on-one meetings and enhance their presentations with dynamic video content. Accelerating the next level of investor engagement, Virtual Investor Conferences delivers leading investor communications to a global network of retail and institutional investors.

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CONTACTS:

Amarc Resources Ltd.

Dr. Diane Nicolson

President and CEO

(604) 684-6365 or within North America at 1-800-667-2114

dianenicolson@amarcresources.com

website: www.amarcresources.com

Virtual Investor Conferences

John M. Viglotti

SVP Corporate Services, Investor Access

OTC Markets Group

(212) 220-2221

johnv@otcmarkets.com

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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